EXHIBIT 99.1

(1)	Each warrant of Osiris Acquisition Corp. (the “Issuer”) reported herein entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as described in the Issuer’s registration statement on Form S-1 (File No. 333-254997). The private placement warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering on May 18, 2021, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Osiris Sponsor, LLC is a Delaware limited liability company (“Osiris Sponsor”) managed by Fortinbras SPAC Holdings LLC, a Delaware limited liability company. Fortinbras SPAC Holdings LLC is managed by Fortinbras Enterprises LP, a Delaware limited partnership (“Fortinbras Enterprises”). Fortinbras Enterprises Holdings LLC, a Delaware limited liability company (“HoldCo”) serves as the general partner of Fortinbras Enterprises. Benjamin E. Black is the sole member of HoldCo and as such may be deemed to have voting and dispositive control of the shares of our common stock held of record by Sponsor.

Each of the reporting persons, and Mr. Black, disclaims beneficial ownership of any securities owned of record by Osiris Sponsor, or that may be beneficially owned by any of the other reporting persons, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity or person is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The address of each of Osiris Sponsor, Fortinbras Enterprises, HoldCo and Benjamin E. Black is 95 5th Avenue, 6th Floor, New York, NY 10003.